Filed pursuant to Rule 424(b)(3)
File No. 333-236451

HAMILTON LANE PRIVATE ASSETS FUND

Supplement dated March 25, 2022, to the

Prospectus dated July 29, 2021

Effective immediately, the section entitled “SUMMARY OF FUND EXPENSES” on pages 7 - 9 of the Prospectus is deleted in its entirety and replaced with the following:

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that Shareholders can expect to bear indirectly.

	Class R Shares	Class I Shares	Class D Shares
SHAREHOLDER FEES
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)(1)	3.50%	None	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%	2.00%

ANNUAL EXPENSES (as a percentage of net assets attributable to Shares)(3)
Investment Management Fee(4)	1.59%	1.59%	1.59%
Incentive Fee(5)	0.67%	0.67%	0.67%
Distribution and Servicing Fees(6)	0.70%	0.00%	0.25%
Fees and Interest Payments on Borrowed Funds(7)	0.20%	0.20%	0.20%
Other Expenses(7)	0.28%	0.28%	0.28%
Acquired Fund Fees and Expenses(8)	0.49%	0.49%	0.49%
Total Annual Expenses	3.93%	3.23%	3.48%
Fee Waivers and/or Expense Reimbursements (9)	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses (after Fee Waivers and/or Expense Reimbursement)	3.93%	3.23%	3.48%

(1)	Investors in Class R Shares may be charged a sales charge of up to 3.50% of the subscription amount.

(2)	A 2.00% early repurchase fee payable to the Fund will be charged with respect to the repurchase of a Shareholder’s Class R, Class I or Class D Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares (on a “first in-first out” basis). An early repurchase fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. In addition, under certain circumstances the Board may offer to repurchase Shares at a discount to their prevailing net asset value. See “REPURCHASES OF SHARES.”

(3)	Amount assumes estimated average net assets of approximately $800 million during the following twelve months. That amount also assumes that the Fund maintains a credit line equal to approximately $30 million, and such line is drawn down by approximately 25% on average. Actual expenses will depend on the average net assets and the amount of leverage the Fund employs, if any. There can be no assurance that the Fund will reach estimated average net assets of approximately $800 million during the following twelve months.

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that holders of Shares can expect to bear directly or indirectly without the Fund’s annual use of leverage.

	Class R Shares	Class I Shares	Class D Shares
SHAREHOLDER FEES
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)(1)	3.50%	None	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%	2.00%

ANNUAL EXPENSES (as a percentage of net assets attributable to Shares)(3)
Investment Management Fee(4)	1.50%	1.50%	1.50%
Incentive Fee(5)	0.67%	0.67%	0.67%
Distribution and Servicing Fees(6)	0.70%	0.00%	0.25%
Other Expenses(7)	0.28%	0.28%	0.28%
Acquired Fund Fees and Expenses(8)	0.49%	0.49%	0.49%
Total Annual Expenses	3.64%	2.94%	3.19%
Fee Waivers and/or Expense Reimbursements (9)	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses (after Fee Waivers and/or Expense Reimbursement)	3.64%	2.94%	3.19%

(4)	The Investment Management Fee is equal to 1.50% on an annualized basis of the Fund’s average daily Managed Assets during such period. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). Because the Investment Management Fee is based on the Fund’s Managed Assets, any leverage utilized by the Fund will result in an increase in such fee (as a percentage of net assets attributable to Shares). The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. See “INVESTMENT MANAGEMENT FEE” for additional information.

(5)	The Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) is entitled to receive an Incentive Fee, that is accrued monthly and payable upon the Fund’s exit from an investment in each Direct Investment, Secondary Investment, Listed PE Investment and Opportunistic Investment. See “INCENTIVE FEE” for information regarding how the Incentive Fee is calculated.

(6)	The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares and to adopt a distribution and service plan for Class R and Class D Shares. The Fund may charge a distribution and/or shareholder servicing fee up to a maximum of 0.70% per year on Class R Shares and up to a maximum of 0.25% per year on Class D Shares on an annualized basis of the aggregate net assets of the Fund attributable to each class. The Fund may use these fees, in respect of the relevant class, to compensate financial intermediaries or financial institutions for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Class R and Class D Shares of the Fund. See “DISTRIBUTION AND SERVICE PLAN.”

(7)	Fees and Interest Payments on Borrowed Funds and Other Expenses are estimated for the Fund’s current fiscal year. The Other Expenses include, among other things, professional fees and other expenses that the Fund bears, including initial and ongoing offering costs and fees and expenses of the Administrator, transfer agent and custodian. The Other Expenses are based on estimated amounts for the fiscal year ending March 31, 2022. The expense amounts assume the Fund has net assets of $8 million in Class R Shares, $704 million in Class I Shares and $88 million in Class D Shares. All other things being equal, if less than the assumed amounts of net assets are attributable to a particular class, expense ratios would increase for that share class.

(8)	Shareholders also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the Portfolio Funds. Generally, asset-based fees payable in connection with Portfolio Fund investments will range from 1% to 2.5% (annualized) of the commitment amount of the Fund’s investment, and performance or incentive fees or allocations are typically 10% to 20% of a Portfolio Fund’s net profits annually, although it is possible that such amounts may be exceeded for certain Portfolio Fund Managers. Historically, a substantial majority of the direct investments made by the Adviser and its affiliates on behalf of their clients have been made without any “acquired fees” (i.e., free of the management fees and performance/incentive fees or allocations that are typically charged by Portfolio Fund Managers). The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds. “Acquired Fund Fees and Expenses” are estimated for the Fund’s current fiscal year.

(9)	The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding taxes, interest, brokerage commissions, certain transaction-related expenses, extraordinary expenses, acquired fund fees and expenses, the Investment Management Fee and the Incentive Fee) do not exceed 1.45%, 0.75% and 1.00% of the average daily net assets of Class R Shares, Class I Shares and Class D Shares, respectively (the “Expense Limit”). For a period not to exceed three years from the date on which a Waiver is made, the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. The Expense Limitation Agreement also provides that, after the Commencement of Operations until the first anniversary of the Commencement of Operations, the Adviser agrees to waive fees payable to it by the Fund on assets held in cash or cash equivalents less the total amount of capital committed by the Fund and not yet drawn for investment. The Expense Limitation Agreement will have a term ending one-year from the Commencement of Operations (January 4, 2021), and will automatically renew thereafter for consecutive twelve-month terms, provided that such continuance is specifically approved at least annually by a majority of the Trustees. The Expense Limitation Agreement may be terminated by the Fund’s Board of Trustees upon thirty days’ written notice to the Adviser.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. “Other Expenses,” as shown above, includes, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator, Transfer Agent and Custodian. For a more complete description of the various fees and expenses of the Fund, see “INVESTMENT MANAGEMENT FEE,” “INCENTIVE FEE,” “ADMINISTRATION,” “CUSTODIAN,” “FUND EXPENSES,” “REPURCHASES OF SHARES” and “PURCHASING SHARES.”

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at net asset value and that the percentage amounts listed under annual expenses remain the same in the years shown. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of Shares.

EXAMPLE

Class R Shares

You Would Pay the Following Expenses Based on the Imposition of the 3.50% Sales Charge, a 0.70% Distribution and Servicing Fee and a $1,000
Investment in the Fund, Assuming a 5% Annual Return:

1 Year	3 Years	5 Years	10 Years
$70	$143	$217	$411

Class C Shares

You Would Pay the Following Expenses Based on the Imposition of the 1.00% Sales Charge, a 1.00% Distribution and Servicing Fee and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$30	$91	$155	$326

Class I Shares

You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$32	$98	$165	$342

The example is based on the annual fees and expenses set out on the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund, as well as the effect of the Incentive Fee.

Effective immediately, the section entitled “MANAGEMENT OF THE FUND – Investment Committees” on pages 36 - 37 of the Prospectus is deleted in its entirety and replaced with the following:

Investment Committees

The personnel of the Adviser who currently have primary responsibility for management of the Fund (the “Portfolio Managers”) are the members of the Evergreen Portfolio Committee. The Evergreen Portfolio Committee is composed of:

Brian Gildea | Head of Investments

Brian is Head of Investments at Hamilton Lane where he is responsible for oversight and management of all of Hamilton Lane’s investment activities. In addition, Brian serves on the firm’s Investment Committee and Operating Committee. Brian has more than 20 years of private equity investment experience.

Prior to joining Hamilton Lane in 2009, Brian was a General Partner at Bear Stearns Merchant Banking, and prior to that, at Freeman Spogli & Co. Brian began his career as a Financial Analyst in the Mergers & Acquisitions Group at Salomon Brothers Inc.

Brian Gildea received a B.S. in Business Administration from Georgetown University.

Michael Ryan | Managing Director

Mike serves as Managing Director and Head of Evergreen Portfolios, focused on the development and management of Hamilton Lane’s open-ended private markets solutions. In his prior role, Mike headed the Research group where his work informed portfolio construction, risk assessment and product structure across Hamilton Lane’s portfolios.

Prior to joining Hamilton Lane in 2008, Mike was a Principal at Capital Z Investment Partners, where he managed private equity investments in alternative asset managers. Previously, Mike worked in the Technology Investment Banking and Real Estate Investment Banking groups at Merrill Lynch.

Mike received a B.A. in Economics and Computer Science from Williams College.

Richard Hope | Managing Director & Head EMEA

Richard is a Managing Director and Head of EMEA on Hamilton Lane’s Global Investment Team and member of the Investment Committee. Richard heads the firm’s London office and focuses on both direct equity and credit and secondary transactions. Richard represents Hamilton Lane on several fund advisory boards and is a regular conference speaker.

Prior to joining Hamilton Lane in 2011, Richard worked as a Director with Alliance Trust Equity Partners, where he helped establish a private equity fund investment business together with making a number of direct investments.

Previously, Richard worked in the UK at Noble Group, where he was responsible for making and managing venture and growth capital investments. Richard received a B.Com. from the University of Edinburgh.

Andrew Schardt | Managing Director

Drew is the Head of Global Investment Strategy at Hamilton Lane and serves as the firm’s Co-Head of Direct Credit. As Head of Investment Strategy, Drew is responsible for shaping strategic portfolio decisions across Hamilton Lane’s various investment strategies and product areas. In his capacity as Co-Head of Direct Credit, Drew helps oversee credit-related investment activities and co-manages the Direct Credit team. Drew is a member of the Investment Committee as well as the firm’s Executive Committee.

Prior to joining Hamilton Lane in 2008, Drew focused on principal investing and advisory activities while at TCG Advisors, an Aerospace & Defense-focused merchant bank. Previously, Drew held positions with Holberg, Inc., a diversified private holding company, and he began his career in investment banking at Banc of America Securities.

Drew received an M.B.A from Duke University’s Fuqua School of Business and a bachelor’s degree in Economics from Cornell University.

Thomas Kerr | Managing Director

Tom is a Managing Director and the Global Head of Secondaries at Hamilton Lane. He is responsible for direction and oversight of the firm’s Secondary Investment platform and is a member of the Investment Committee. In this capacity, Tom is active in secondary deal sourcing and execution. In addition, Tom is a member of the firm’s Portfolio Strategic Group, which is responsible for directing the firm’s strategic investment approach.

Tom began his career at Hamilton Lane in 1999 and most recently was a member of the Fund Investment Team, where he was responsible for due diligence of primary fund investment opportunities. Prior to this, Tom was responsible for the coordination and management of the firm’s client relationship activities. Prior to joining Hamilton Lane, Tom spent two years at BISYS Plan Services, where he was responsible for the investment activities of institutional defined benefit plans.

Tom received an M.B.A. from Saint Joseph's University and a B.S. in Finance from Rider University.

Jacqueline Rantanen | Managing Director

Jackie is a Managing Director and the Head of Product Solutions at Hamilton Lane, where she is responsible for aligning specialized funds offerings to meet client objectives and needs. Jackie is also Co-Head of Hamilton Lane’s Impact Fund and serves as a member of the Investment and Responsible Investment Committees.

Jackie began her career with Hamilton Lane on the Fund Investment Team, and she has held roles in Relationship Management, PR and Marketing. Prior to joining Hamilton Lane in 1997, Jackie was a Corporate Finance Analyst for Comcast Corporation. Previously, she was a member of the Chemical Division’s Financial Analysis Department for Sunoco, Inc.

Jackie received an M.B.A. from Villanova University and a B.S. from Drexel University.

Mario Giannini | Chief Executive Officer

Mario is Chief Executive Officer, a member of the Hamilton Lane board of directors and a Co-Chairman of various investment committees. He has been CEO since 2001, and is responsible for the firm's strategic direction, management structure and process. Mario also plays a significant role in providing client services to the firm's numerous clients and in marketing the firm's products and services.

He received a B.A. from California State University, Northridge, a Master of Laws degree from the University of Virginia and a J.D. from Boston College.

Stephen Brennan | Head of Private Wealth Solutions

Steve is a Managing Director at Hamilton Lane, where he is a member of the Investment Committee and leads efforts to provide private markets solutions to the growing Wealth Management and Intermediary channels. In this capacity he sets the strategic direction and oversees all aspects of Hamilton Lane’s high net worth and intermediary businesses.

Prior to joining Hamilton Lane in 2002, Steve held client service focused positions at Goldman Sachs Asset Management and BNY Mellon.

Steve received an M.B.A. from Fordham University and a B.B.A. from Loyola University Maryland.

Additional information regarding Portfolio Manager compensation, other accounts managed by the Portfolio Managers, and Portfolio Manager ownership of the Fund (if any) can be found in the SAI.

Please retain this Supplement with the Prospectus for future reference.